Exhibit 11.1

AETHER SYSTEMS, INC.

COMPUTATION OF EARNINGS PER COMMON SHARE

	Computation of Earnings per Common Share
	Three Months Ended June 30, 2002			Three Months Ended June 30, 2001
	Net Loss	Shares	Per Share	Net Loss	Shares	Per Share
	(in thousands, except per share data)

BASIC EPS
Net loss available to common shareholders	$(19,455)	42,156	$(0.46)	$(103,640)	40,576	$(2.55)
EFFECT OF DILUTIVE SHARES
Stock options	—	—	—	—	—	—
DILUTIVE EPS (1)
Net loss available to common shareholders	$(19,455)	42,156	$(0.46)	$(103,640)	40,576	$(2.55)

	Computation of Earnings per Common Share
	Six Months Ended June 30, 2002			Six Months Ended June 30, 2001
	Net Loss	Shares	Per Share	Net Loss	Shares	Per Share
	(in thousands, except per share data)

BASIC EPS
Net loss available to common shareholders	$(75,089)	42,074	$(1.78)	$(1,303,940)	40,511	$(32.19)
EFFECT OF DILUTIVE SHARES
Stock options	—	—	—	—	—	—
DILUTIVE EPS (1)
Net loss available to common shareholders	$(75,089)	42,074	$(1.78)	$(1,103,940)	40,511	$(32.19)

(1)                                  Options and warrants to purchase approximately 7.2 million and 4.4 million shares of common stock were outstanding at June 30, 2002 and 2001, respectively, and were not included in the computation of pro forma diluted earnings per share because the effect would have been antidilutive. Also, approximately 899,000 shares of restricted stock included under the restricted stock plan were unexercised at June 30, 2002. Additionally, effective March 22, 2000, the Company issued $310.5 million of 6% convertible subordinated notes due 2005, which are convertible at a price of $243.95 (or 4.0992 shares per $1,000 principal amount of notes, subject to adjustment. At June 30, 2002, $275.5 million of these notes remained outstanding. These notes were not considered in the calculation of the pro forma diluted earnings per share because the effect would have been antidilutive.